UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Announces Three New Non-Executive Directors

LONDON - 23 September 2026 - Pearson (FTSE: PSON.L), the world’s lifelong learning company, today announces the appointments of Michael Barkin and Vivek Sharma as independent Non-Executive Directors, along with Alex Svensson as a Non-Executive Director. All three will join the Pearson Board of Directors, with effect from 1 October 2026.

Omid Kordestani, Pearson Chair, said: "I'm pleased to welcome Michael, Vivek, and Alex to the Pearson Board as we grow the business to support learners and educators during this transformational era. Our new Directors complement a strong and talented Board, bringing deep financial experience along with strong expertise in AI and emerging technologies. Additionally, Alex’s appointment also recognises our longstanding and collaborative relationship with Cevian. All will offer significant and valuable contributions to Pearson’s strategy in the years ahead.”

Michael Barkin serves as President and board director of Clear Secure, Inc., the secure identity company providing frictionless experiences across travel and digital applications, primarily in the United States. He will transition into an advisory role at CLEAR in October. Prior to CLEAR, Michael served as Executive Vice President and Chief Financial Officer at Vail Resorts, where he also led strategy and development. He also served as a Principal at KRG Capital Partners and worked at Bain Capital Partners and Bain & Company. Michael is the Board Chair of Evolve Vacation Rental Network, Inc.

Vivek Sharma is the CEO and co-founder of Quantelix, which is commercialising quantum technology-enabled biosensing in a handheld device. Previously, he was CEO and co-founder of InStride, an enterprise skilling and education-technology company. Vivek also held leadership roles at The Walt Disney Company and Yahoo, having previously worked at McKinsey. He currently serves on the boards of JetBlue Airways, Coforge, and Kaiser Permanente. He is a member of Caltech's Information Science and Technology Advisory Council and an adjunct professor of data science at the University of Southern California.

Alex Svensson is a Partner at Cevian Capital. Since joining in 2014, he has played a leading role in investments across a range of sectors and geographies. Alex has worked closely with Pearson for six years, during which time Cevian has become Pearson’s largest shareholder. His appointment is subject to a relationship agreement between Pearson and Cevian. He brings strong knowledge of the business along with deep expertise in corporate strategy, capital allocation and governance. Alex served on the Shareholders’ Nomination Board of Tieto Corporation, the leading Nordic software and technology company. Alex will also join Pearson’s Nomination and Governance Committee, with effect from 1 October 2026.

Michael Barkin said: “Pearson sits at the centre of how people learn, build skills, and adapt in a changing world, and I'm honoured to join the Board at such a pivotal moment. I look forward to working with the Pearson team to support its growth and continued transformation, and the strong governance that underpins durable, long-term value.”

Vivek Sharma said: “As an innovator, entrepreneur, and educator, I’ve seen the important role learning plays as the driving force behind our changing world. In my conversations with Pearson leaders over many months, it’s become clear that I very much want to lend my expertise in transformative technology and education to help Pearson shape the future of learning.”

Alex Svensson said: “Cevian has strong conviction in Pearson’s leadership, strategy, and value potential. Joining the Board marks a continuation of our constructive engagement with the company over six years. I am pleased to bring my experience in global investing and capital markets to Pearson’s Board and look forward to working closely with my fellow Directors and management to deliver on Pearson’s strategy and significant long-term value potential.”

There is no further information to be declared in accordance with UKLR 6.4.8.

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About Pearson

At Pearson, our purpose is simple: to help people realise the life they imagine through learning. We believe that every learning opportunity is a chance for a personal breakthrough. That’s why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world’s lifelong learning company, serving customers with digital learning and assessment experiences, verified skills and credentials. For us, learning isn’t just what we do. It’s who we are. Visit us at pearsonplc.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 23 September 2026
By: /s/ CHRISTIE WOLSTENCROFT

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Christie Wolstencroft
Senior Assistant Company Secretary